# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INFINITY NATURAL RESOURCES, INC., CIK 0002029118
CUSIP: 456941103
Title of class of securities: Common Class A
Address of issuer's principal executive offices: 2605 CRANBERRY SQUARE, 2605 CRANBERRY SQUARE, MORGANTOWN, West Virginia (WV), 26508
Date of event which requires filing of this statement: 11/05/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001298088-25-000023
Filed by CIK 0001298088

## Reporting persons
- CIBC Private Wealth Group LLC

## Item 1. Issuer
Name of issuer: INFINITY NATURAL RESOURCES, INC.
Address of issuer's principal executive offices: 2605 CRANBERRY SQUARE, 2605 CRANBERRY SQUARE, MORGANTOWN, WEST VIRGINIA, 26508.

## Item 2. Person Filing
Name of person filing: CIBC Private Wealth Group LLC
Address of principal business office or, if none, residence:
181 West Madison
Chicago, IL 60606
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 715,562
Percent of class: 4.58%
Sole power to vote or to direct the vote: 715.562
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 715,562
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: CIBC National Trust Company

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CIBC Private Wealth Group LLC: Mary E. Antunes, Executive Director, Private Wealth Compliance (02/02/2026)